Management's Discussion and Analysis

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule of the Canadian Securities Administrators which establishes

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource and reserve information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Qualified Person
The scientific and technical information contained in this MD&A has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Integra Resources Corp. (“Integra”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the year ended December 31, 2025, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's audited consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) for the year ended ("YE") December 31, 2025. Integra's material accounting policies are set out in Note 3 of the 2025 Annual Financial Statements.
This MD&A should also be read in conjunction with the Company’s Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.Integraresources.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the audited consolidated financial statements for the year ended December 31, 2025 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), oz (ounces), gpt (grams per tonne), kt (kilotonne or thousands of tonnes), M tonnes (megatonnes or millions of tonnes), km (kilometres), and tpd (tonnes per day).
The effective date of this MD&A is March 24, 2026.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Florida Canyon Mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for detailed descriptions and reconciliations of the following metrics to their most comparable GAAP equivalents:
•Average realized gold price
•Adjusted earnings & adjusted earnings per share
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating Margin
•Operating cash flow before change in working capital & operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Cash costs
•Mine-site all-in sustaining costs ("Mine-site AISC")
•All-in sustaining costs ("AISC")

2. Description of Business
Integra is a growing Canadian-based precious metals producer headquartered in Vancouver, BC and is focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western United States. The Company's principal focus includes operating its Florida Canyon mining operation ("Florida Canyon" or the "Florida Canyon Operation" or the "Florida Canyon Mine") and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar" or "DeLamar Project") in southwestern Idaho, and the Nevada North Project ("Nevada North" or "Nevada North Project") in western Nevada.
Integra has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple precious metals mines in the Americas. The Company's common shares are listed on the TSX Venture Exchange (the "TSX-V") under the symbol "ITR" and on the NYSE American under the symbol "ITRG". The Company's warrants trade on the TSX-V under the symbol "ITR.WT".

INTEGRA RESOURCES CORP.	5

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

3. 2025 Highlights
The following highlights refer to adjusted earnings, free cash flow, cash costs, AISC, operating cash flow before changes in working capital, and operating margin which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A.
Q4 and YE 2025
•Mined 3.4M and 12.0M tonnes of ore and 2.4M and 10.6M tonnes of waste at a strip ratio of 0.71 and 0.88 at the Florida Canyon Mine for Q4 2025 and YE 2025 periods, respectively. As a result, mining rates were 37,143 and 32,914 tpd, for those respective periods.
•In Q4 2025, Florida Canyon produced 12,864 gold ounces and sold 12,920 gold ounces at a record average realized price of $4,229 per gold ounce. For YE 2025, Florida Canyon produced 70,927 gold ounces and sold 70,919 gold ounces at average realized price of $3,411 per gold ounce.
•Quarterly revenue of $55.2 million, compared to revenue of $70.7 million in Q3 2025. YE revenue of $243.9 million.
•Mine operating earnings of $25.3 million compared to $28.6 million in Q3 2025. Operating margin of 46% in Q4 2025 was improved from the 40% operating margin recorded in Q3 2025. YE mine operating earnings of $94.5 million at an operating margin of 39%.
•Q4 adjusted earnings of $14.8 million, or $0.09 per share, compared to $16.3 million, or $0.10 per share in Q3 2025. YE adjusted earnings of $47.3 million, or $0.28 per share. Adjustments were largely related to realized derivative losses on the debt conversion feature, unrealized gains associated with the bullion contracts and debt conversion feature, and deferred tax expenses.
•Q4 net loss of $5.7 million, or $0.03 loss per share was slightly improved from the net loss of $8.2 million, or $0.05 earnings per share recorded in Q3 2025. YE net loss of $2.2 million, or $0.01 loss per share. The net losses in both the quarterly and annual periods were largely the result of non-cash revaluations and conversion of the derivative debt conversion feature driven by the appreciation of the Company's share price.
•Cash costs averaged $2,036 per gold ounce in Q4 2025, increased from $1,876 in Q3 2025. YE cash costs of $1,937 per gold ounce were marginally above the Company's guidance range of $1,800 to $1,900 per ounce. This increase is primarily due to higher royalties and excise taxes on gold sales from higher than planned metal prices.
•Mine-site AISC averaged $3,371 per gold ounce in Q4 2025, compared to $2,647 in Q3 2025. Mine-site AISC was elevated as expected due to planned payments related to new equipment purchases made during the quarter. YE 2025 Mine-site AISC of $2,693 per gold ounce exceeded the guidance range of $2,450 to $2,550 per ounce, due to elevated royalties and excise taxes from higher than planned gold prices.
•Operating cash flow of $4.7 million, decreased from $35.6 million in Q3 2025 largely due to build-up of ounces in inventory which resulted from a one-time, temporary reduction in solution flow rates resulting from a liner tear in a solution pond which occurred and was repaired in the fourth quarter. Operating cash flow before changes in working capital in the quarter was $20.9 million. Operating cash flow and operating cash flow before changes in working capital for YE 2025 was $72.3 million and $71.2 million, respectively.
•Free cash outflow was $12.2 million, or $0.07 per share, for the quarter. Free cash inflow was $19.8 million, or $0.12 for the full year.
•Ended the quarter with cash and cash equivalents of $63.1 million, a decrease from $81.2 million in Q3 2025 resulting from reduced operating cash flow following metal inventory buildups as a result of the reduced solution flow rates preceding the liner repair which was completed in Q4 2025. The Company expects to recover these deferred ounces by drawing down inventories in 2026.
•Continued advancement of the 2025 resource growth drilling program at Florida Canyon. The drilling program marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources, extend mine life, and enhance the value of Florida Canyon. The Forida Canyon technical report is on track and expected to be completed in the third quarter of 2026.
•Continued engagement with stakeholders across Nevada, Idaho, and Oregon, including local communities, civic and non-profit organizations, government officials, and Tribal nations inclusive of the Company's Relationship

INTEGRA RESOURCES CORP.	6

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation, establishing a transformative and long-term partnership for the development of the DeLamar Project.
•The Company completed its Feasibility Study Technical Report ("FS") for DeLamar Heap Leach Project with an effective date December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return.
•At DeLamar, efforts in 2026 will focus on advancing and de-risking the project through detailed engineering, long lead equipment procurement, and permitting advancement under the National Environmental Policy Act (“NEPA”), guided by the federally regulated FAST-41 guidelines. In January 2026 the United States Bureau of Land Management (“BLM”) formally established a federal permitting schedule under NEPA for DeLamar.
•Appointment of Chantal Lavoie to Board of Directors subsequent to year end. Mr. Lavoie is a mining engineer and seasoned executive with more than 40 years of experience in mine development, operations, capital project execution and corporate governance across gold, base metals, diamonds and iron ore.
•Appointment of Scott Guay, P.Eng., as Vice President, Project Development. Mr. Guay joins Integra from Kinross Gold Corporation, where he held senior leadership roles overseeing global mining project services and delivery of capital projects. During his more than 15-year tenure, he supported multiple complex, large-scale gold mine expansions and mine restart projects across North and South America and Africa, contributing to project planning, engineering management, procurement strategy, and execution governance for projects of significant strategic importance.

4. Guidance and 2026 Outlook
2025 Results
Integra reports on annual performance with reference to its 2025 guidance.
Mine Production
Gold production from the Florida Canyon Mine was 70,927 ounces of gold, meeting full year production guidance of 70,000–75,000 gold ounces. The Company mined 12.0M tonnes of ore and 10.6M tonnes of waste for a total of 22.6M tonnes, with a strip ratio of 0.88. This was slightly less than the planned mining of 13.5M tonnes of ore and 11.2M tonnes of waste for a total of 24.7M tonnes, at a strip ratio of 0.83. Total tonnes were less than planned due to the dust suppression issues in Q3, as well as longer waste hauls than anticipated during the capital stripping campaign in one of its pits.
Operating costs
The Company’s Florida Canyon Mine reported full year cash costs of $1,937 per ounce and Mine-site AISC of $2,693 per ounce, with both measures ending the year slightly above the upper range of guidance. Full year guidance was $1,800 to $1,900 per ounce for cash costs and $2,450 to $2,550 per ounce for Mine-site AISC. This increase is primarily due to higher royalties and excise taxes as a result of the increase in realized gold prices since issuing guidance in the second quarter.

INTEGRA RESOURCES CORP.	7

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
2026 Guidance
Integra provides the following annual guidance for 2026:

	Unit (1)	Guidance Range
Florida Canyon Mine
2026 Gold Production	oz	70,000 - 75,000
2027 Gold Production	oz	80,000 - 90,000
2028 Gold Production	oz	80,000 - 90,000
2026 Total Cash Cost(2)	$/oz sold	$1,900 - $2,100
2026 Mine-Site All-In Sustaining Costs (“AISC”)(2)	$/oz sold	$2,750 - $2,950
2026 Sustaining Capital Expenditures and Leases	$m	$62.0 - $68.0
2026 Non-Sustaining (Growth) Capital Expenditures	$m	$7.5 - $9.5
Development Projects
2026 DeLamar and Nevada North Project Advancement Expenses	$m	$35.0 - $40.0
2026 DeLamar Pre-Production Capital Expenditures and Land Acquisitions	$m	$38.0 - $42.0
Corporate
2026 General and Administrative Expenses(3)	$m	$8.5 - $9.0
(1)Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars
(2)Non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A. Calculated using an assumed average gold price of $3,800 per ounce; a $100 per ounce change in the gold price is estimated to result in an approximately $7 change in each metric.
(3)Excludes non-cash stock-based compensation expense and depreciation expense.
2026 Production, Cost, and Growth Outlook – Florida Canyon Mine
Gold production from the Florida Canyon Mine is expected to be 70,000 to 75,000 ounces in 2026 with approximately 45% of the gold ounces produced in the first half of 2026 (“H1 2026”). The Company is planning to mine approximately 13.9 million tonnes of ore and 19.3 million tonnes of waste for a total of 33.2 million tonnes, resulting in a strip ratio of 1.39. The increased strip ratio in 2026 reflects continued reinvestment through additional capitalized waste stripping and a targeted pit expansion of the Central Pit, which is expected to support higher annual gold production in 2027 and 2028.
Cash costs at Florida Canyon are expected to range from $1,900 to $2,100 per ounce of gold sold, including royalties at the assumed gold price. The increase to the cash cost guidance range in 2026 versus 2025 is primarily a result of a higher gold price assumption.
Sustaining capital expenditures of approximately $62.0 million to $68.0 million, with approximately 55% allocated to H1 2026, are focused on capitalized waste stripping, mobile fleet rebuild and replacement financing, infill and development drilling and other projects.
Mine-Site AISC at Florida Canyon is expected to range from $2,750 to $2,950 per ounce of gold sold, which reflects the capital-intensive period at Florida Canyon expected in 2026, continuing from 2025. The increase to the Mine-Site AISC guidance range in 2026 versus 2025 is primarily a result of increased waste stripping, higher gold price assumptions impacting royalty costs, increased fleet rebuild financing, and increased infill and development drilling, all of which are designed to increase gold ounce production in 2027 and 2028. Infill and development drilling at Florida Canyon will consist of ~31,000 meters of reverse circulation drilling focused on near-mine targets designed to support oxide mineral reserve and resource growth.
Growth capital between $7.5 million and $9.5 million at Florida Canyon will be deployed on expansion projects and studies whose results will be included in an updated Technical Report to be released in the third quarter of 2026, and growth exploration meant to test targets outside of the active mine boundary. The Technical Report will include the results of the oxide growth drilling program from 2025 which focused on near-mine targets, including inter-pit areas and historical low grade stockpiles. Approximately $2.8 million has been allocated to support the 2026 growth exploration program, with ~8,000 meters of reverse circulation drilling and ~1,000 meters of core drilling focused on testing new targets, something which has not been done at Florida Canyon in many years.

INTEGRA RESOURCES CORP.	8

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
2026-2028 Production Outlook – Florida Canyon Mine
Sustaining and growth investments made in 2025 and 2026 are expected to support increased annual gold production at Florida Canyon of approximately 80,000 to 90,000 ounces per year in 2027 and 2028. This improved gold production profile is driven by targeted pit expansion and continued investment in the mobile mining fleet.
Continuing from the investments made in 2025, approximately $5.0 million in additional capital stripping is planned in 2026 to expand the Central Pit, Florida Canyon’s largest and most consistent mining area, providing access to additional mineralization for extraction in subsequent years.
The Company also made significant investments into its mobile fleet in 2025, with further upgrades continuing into 2026. Key investment areas include the purchase of new equipment such as an excavator, a loader, eight haul trucks and several auxiliary pieces as well as rebuilding several existing pieces of mobile equipment. This work is expected to enhance operating capacity, productivity and overall mining performance.
2026 Development Outlook – The DeLamar Project and the Nevada North Project
Integra remains committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. The total expected project advancement spending between the two projects in 2026 is $35.0 million to $40.0 million for detailed engineering, permitting, baseline studies, and site support.
At DeLamar, efforts in 2026 will focus on advancing and de-risking the project through detailed engineering, long lead equipment procurement, and permitting advancement under the National Environmental Policy Act (“NEPA”), guided by the federally regulated FAST-41 guidelines. In January 2026 the United States Bureau of Land Management (“BLM”) formally established a federal permitting schedule under NEPA for DeLamar. The BLM-defined schedule contemplates publication of a Notice of Intent (“NOI”) in the second quarter of 2026, followed by an anticipated 15-month NEPA review period, culminating in the issuance of an Environmental Impact Statement (“EIS”) and Record of Decision (“ROD”) in the third quarter of 2027. In addition to project advancement spending at DeLamar, a total of $38.0 million to $42.0 million has been allocated to pre-production capital and strategic land acquisition. Approximately 70% of the pre-production capital at DeLamar will be for long lead equipment procurement and early works and approximately 30% will be used for strategic land acquisition.
Nevada North consists of two mineral exploration deposits, the Wildcat Deposit (“Wildcat”) and the Mountain View Deposit (“Mountain View”). At Nevada North, the Company has allocated approximately $10.0 million to $15.0 million, within the total project advancement budget, to execute several initiatives focused on project advancement and permitting. Upon receipt of a favorable decision from State and Federal regulators regarding the Project Exploration Plan of Operations, expected in early 2026, the Company anticipates the commencement of a metallurgical, geotechnical and geochemical test work program supported by ~500 meters of core drilling with a further ~5,000 meters planned for conversion drilling. Additionally, the Company is planning the commencement of a pre-feasibility study in the latter part of 2026 with an expected announcement in the first half of 2027. These initiatives support Integra’s long-term strategy of de-risking and permitting its key heap leach development projects to build a leading U.S.-focused intermediate gold producer.

5. Health, Safety and Environment
Integra experienced zero fatalities and zero lost time incidents in Q4 2025. Three MSHA-reportable injuries occurred at Florida Canyon in Q4, which brought the full-year total to seven. The 2025 total recordable incident frequency rate ("TRIFR") at Florida Canyon was 1.79.
Integra recorded six minor reportable environmental spills, incidents, or non-compliances in 2025, one of which occurred in the fourth quarter.

INTEGRA RESOURCES CORP.	9

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

6. Operating Performance
The following operating performance refers to adjusted earnings, adjusted earnings per share (basic), operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, and AISC which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A:

		Three months ended December 31,		Year ended December 31,
OPERATIONAL	Unit	2025	2024(1)	2025	2024(1)
Ore mined	kt	3,418	1,752	12,047	1,752
Ore mined/day	tpd	37,143	33,057	32,914	33,057
Waste mined	kt	2,420	788	10,584	788
Strip ratio	waste/ore	0.71	0.45	0.88	0.45
Crushed ore to pad	kt	1,931	1,052	7,580	1,052
Run of mine ore to pad	kt	2,008	575	5,646	575
Total placed	kt	3,939	1,627	13,226	1,627

Gold
Average grade	gpt	0.24	0.25	0.22	0.25
Recovery	%	59.2%	61.2%	60.1%	61.2%
Produced	oz	12,864	10,984	70,927	10,984
Sold	oz	12,920	11,382	70,919	11,382

		Three months ended December 31,		Year ended December 31,
FINANCIAL	Unit	2025	2024(1)	2025	2024(1)
Revenue	$ millions	$55.2	$30.4	$243.9	$30.4
Cost of sales	$ millions	$(29.9)	$(25.0)	$(149.4)	$(25.0)
Mine operating earnings	$ millions	$25.3	$5.4	$94.5	$5.4
Earnings for the period	$ millions	$(5.7)	$9.5	$(2.2)	$(9.5)
Earnings per share (basic)	$/share	$(0.03)	$0.07	$(0.01)	$(0.10)
Adjusted earnings for the period	$ millions	$14.8	$2.3	$47.3	$(16.1)
Adjusted earnings per share (basic)	$ millions	$0.09	$0.02	$0.28	$(0.17)
Operating cash flow	$ millions	$4.7	$7.3	$72.3	$(10.1)
Operating cash flow per share (basic)	$/share	$0.03	$0.05	$0.43	$(0.10)
Free cash flow	$ millions	$(12.2)	$5.0	$19.8	$(12.4)
Free cash flow per share (basic)	$/share	$(0.07)	$0.04	$0.12	$(0.13)
Cash costs	$/oz sold	$2,036	$1,687	$1,937	$1,687
Mine-site AISC	$/oz sold	$3,371	$2,102	$2,693	$2,102

				December 31, 2025	December 31, 2024
Cash and cash equivalents	$ millions			$63.1	$52.2
(1)Amounts relating to Florida Canyon Mine cover from November 8, 2024, the date of acquisition, to December 31, 2024.
Mine
In Q4 2025, the Company mined 3.4M tonnes of ore from its open pit operations at Florida Canyon, a 35% increase over the 2.5M tonnes mined in Q3 2025. The Company also mined 2.4M tonnes of waste in Q4 2025, resulting in a strip ratio of 0.71, down from 3.4M tonnes of waste and a strip ratio of 1.34 in Q3 2025. Waste mining rates decreased in Q4 2025 compared to Q3 2025, due to a provisional adjustment of the mine sequence in Q3 to overcome dust suppression challenges caused by a temporary water shortage in the dry summer months. The temporary water shortage in Q3 was caused by a problematic historic water well, which has since been successfully replaced.
For the full year, the Company mined a total of 12.0M tonnes of ore and 10.6M tonnes of waste, for a strip ratio of 0.88, which reflects continued waste stripping in higher pits, and increased ROM tonnes placed.

INTEGRA RESOURCES CORP.	10

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Production
In Q4 2025, the Company produced 12,864 ounces of gold, compared to 20,653 ounces in Q3 2025. Production during the quarter was derived from gold placed on the Phase IIIa leach pad, together with residual recovery from Phases I and II. The decreased production in Q4 resulted from a one-time, temporary reduction in solution flow rates resulting from a liner tear in a solution pond identified during the fourth quarter. The liner was fully repaired by mid-November with no solution releases and no environmental impact. Solution flow rates were restored to normal levels prior to year-end. Preventative measures, including an additional protective liner and improved access to the affected area for personnel and equipment, have been implemented for more effective response in the unlikely event this occurs again in the future. Importantly, gold ounces associated with the reduced solution flow during the quarter were deferred, not lost, and are expected to remain recoverable through continued leaching. Based on leach pad inventories and normalized solution flow, the Company expects the majority of ounces deferred during the fourth quarter—estimated at approximately 2,000 to 3,000 ounces—to be recovered through ongoing leaching throughout 2026.
During the quarter, Florida Canyon completed construction of the Phase IIIb heap leach pad, with regulatory approval to begin leaching expected in the first quarter of 2026. The Company also advanced its fleet revitalization program with refurbishment of legacy haul trucks and loaders, while commissioning four new machines: a Hitachi EX3600 front shovel, a Caterpillar 992HL loader, and two Caterpillar 785 haul trucks. An additional six Caterpillar 785 haul trucks are expected to be commissioned in the first half of 2026. The upgraded fleet is expected to reduce reliance on expensive rental equipment, enhance productivity, and lower mining costs per tonne over the coming years.
Despite lower fourth quarter production relative to earlier quarters, Florida Canyon delivered 70,927 ounces of gold for the full year, achieving Integra’s 2025 gold production guidance. Recovery rates for the year remained consistent with expectations, and the modest fourth quarter variance reflects timing rather than any change in ore quality or metallurgical performance.
Average gold process recoveries were 59.2% in Q4 2025 and 60.1% year-to-date, slightly less than the 60.7% recovery achieved in Q3 2025. Annual recoveries were in line with expectations.
Sustaining and Non-sustaining Capital
In Q4 2025, the Company invested $16.9 million in sustaining capital, bringing total spending to $52.4 million for the full year. This reflects the Company's ongoing commitment to reinvesting in the mine through new leach pad construction, increased capital stripping, and mobile equipment refurbishments.
The Company also invested $2.9 million in non-sustaining growth capital during the fourth quarter, bringing total spending to $5.5 million for the full year. This spending was primarily directed toward the growth-focused drilling program at the Florida Canyon Mine discussed further in the Exploration section below, as well as new equipment down payments.
These expenditures are in line with the Company's 2025 Guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $2,036 per gold ounce in Q4 2025 and $1,937 per gold ounce for the full year. Mine-site AISC averaged $3,371 per gold ounce in Q4 2025 and $2,693 per gold ounce for YE, with both metrics elevated as expected due to planned payments related to new equipment purchases made during the quarter. The Company expects to continue commissioning additional equipment through early 2026.
The Company ended 2025 with an average AISC slightly higher than the stated guidance of $2,450 to $2,550 per ounce, mainly due to higher royalties as a result of the increase in realized gold prices since issuing guidance in the second quarter.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. A $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Exploration
In Q4 2025, the Company also continued its growth focused drilling program at Florida Canyon, completing approximately 3,100 meters of reverse circulation and sonic drilling. The 2025 program, originally planned for approximately 10,000 meters, was subsequently expanded to 16,000 meters due to its initial success. Drilling is focused on three key areas: (1) evaluating near-surface oxide potential from historical waste areas; (2) expanding in-situ resources between existing open pits; and (3) testing lateral extensions and conducting in-pit infill drilling. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon. The 2025 drill program at Florida Canyon will support a mineral resource and reserve update and a revised life-of-mine plan in mid-2026.

INTEGRA RESOURCES CORP.	11

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Program expenditures totaled $1.4 million in Q4 2025 and $4.0 million for the year.

7. Development Projects
Integra’s 2025 DeLamar Project MPO, has been determined to be administratively complete, meeting the content requirements at 43 CFR 3809.401(b). The MPO will serve as the basis for BLM’s environmental review of the Project under NEPA. Following the publishing of the NOI in Q2 2026, Public and Agency Scoping will identify environmental concerns (issues) associated with Project implementation. These issues will inform the development of potential alternatives. Environmental effects analysis of the Project and a reasonable range of alternatives will then proceed and an Environmental Impact Statement (EIS) will be prepared. In the EIS and accompanying record of decision, anticipated in Q3 2027, the BLM will identify a Preferred Alternative and any required mitigation measures required for Project implementation. Following the NEPA process, a final revised Project MPO will be prepared that incorporates the Preferred Alternative and any identified mitigation measures. Once all applicable Federal, State and Local permits are obtained, the Project will commence construction.
The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard on January 13, 2026. The FAST-41 Transparency Project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra will be designated a dedicated project advisor from the Permitting Council, who will monitor the advancement of the project – maintaining active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that Federal agencies adhere to established timetables. The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15 month NEPA schedule from start to finish.
The Company completed its FS for DeLamar Heap Leach Project with an effective date December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The FS outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital cost are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The Project generates an after-tax net present value (“NPV5%”) of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
During the quarter the Company also advanced the Nevada North Project, which consists of the Wildcat Deposit and the Mountain View Deposit. A preliminary hydrogeological study was initiated at Wildcat to develop a hydrogeological conceptual site model (HCSM) and to assess potential water management and supply issues impacting mining and reclamation planning. Four monitoring wells have been installed under an existing Notice authorization, and will provide data related to groundwater depth, flow direction and water quality. Further hydrogeological studies are planned for 2026 and will be informed by these preliminary data. The environmental analysis for the Wildcat Exploration Plan of Operations ("EPO") is complete, and decision documentation will be complete pending approval of a Memorandum of Agreement with the State Historical Preservation Office and Tribal governments. Once approved, the Wildcat EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns that will initiate in 2026. The Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") is also in process and anticipated in Q2 2026.
At Mountain View, environmental analysis for the EPO is also complete. The Mountain View EPO has completed its 30-day public comment period, and a Final Environmental Assessment was published in Q4 2025. The NDEP BMRR Reclamation Permit is anticipated in Q2 2026. Once approved, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in 2026 with a target release date in early 2027.
External Affairs activities for the quarter maintained broad stakeholder engagement, with the most frequent stakeholder categories including local residents, civic and non-profit organizations, government and elected officials, and Tribal nations, totaling over 4,250 stakeholders engaged in Nevada, Idaho, and Oregon. Specific initiatives included workforce development planning, community wood-bank support, seasonal food-bank holiday drives, industry conferences, and Tribal Relationship Agreement implementation. Targeted engagement informing mine planning and design included regenerative grazing, park & ride location, reclamation planning, visual effects, Indigenous knowledge and cultural studies.

INTEGRA RESOURCES CORP.	12

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

8. Financial Performance
Net earnings
During the three months and year ended December 31, 2025, net losses were $5.7 million and $2.2 million, respectively, compared to net earnings of $9.5 million and a net loss of $9.5 million for the same periods in 2024. The net loss in Q4 2025 and fiscal 2025 was primarily the result of the non-cash derivative loss realized on the conversion feature of the convertible debt facility.
The table below summarizes the differences in net earnings for the three months and years ended December 31, 2025, compared to the corresponding periods in 2024:

	Three months	Year	Note
Net earnings (loss), period ended December 31, 2024	$9,529	$(9,501)
Revenue	24,801	213,576	1
Production costs, and royalties and excise taxes	(3,539)	(112,143)
Depreciation	(1,367)	(12,260)
Cost of sales	$(4,906)	$(124,403)	2
Mine operating earnings	$19,895	$89,173
Increased derivative losses	(15,514)	(38,629)	3
Increased income tax expense	(2,557)	(20,570)	4
Increased other expense	(11,820)	(15,649)	5
Increased interest and finance expense	(449)	(3,666)	6
Increased exploration and project expenses	(3,294)	(3,065)	7
Increased general and administrative expenses	(1,664)	(2,926)	8
Increased interest income	234	1,816
Other	(38)	774
Net loss, period ended December 31, 2025	$(5,678)	$(2,243)
1)Revenue
In Q4 2025 the Company sold 12,920 ounces of gold at average realized prices of $4,229 per ounce of gold generating revenue of $55.2 million, compared to 11,382 ounces at average realized prices of $2,643 per ounce in Q4 2024, resulting in revenues of $30.1 million.
In 2025 the Company sold 70,919 ounces of gold at average realized prices of $3,411 per ounce of gold, generating revenue of $243.9 million, compared to 11,382 ounces of gold at average realized prices of $2,643 per ounce of gold in 2024, resulting in revenues of $30.1 million, representing 53 days of operation following the acquisition of Florida Canyon mine on November 8, 2024.
2)Cost of sales
In Q4 2025 cost of sales were $29.9 million, compared to $25.0 million in Q4 2024. This increase is primarily driven by higher ounces sold in the quarter.
Cost of sales were $149.4 million for the full year, compared to $25.0 million in the comparative period of 2024. This increase is primarily due to 2025 being the first full year of production.
3)Derivative losses
In Q4 2025, derivative losses were $17.0 million, compared to $1.5 million in Q4 2024. In 2025, derivative losses were $39.7 million, a $38.6 million increase from losses of $1.0 million in 2024.
In both the quarterly and year-to-date periods, this increase was driven primarily by the realized loss resulting from the Q4 2025 conversion of the convertible debt facility after strong share price appreciation during the current year (Note 9 of this MD&A).
4)Income tax expense
In Q4 2025, income tax expense was $3.3 million, compared to $0.7 million in Q4 2024. The higher tax expense in the current quarter is primarily attributable to a full year of operations and improved profitability.

INTEGRA RESOURCES CORP.	13

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Income tax expense for the full year was $21.3 million, an increase compared to $0.7 million recorded during the comparative period of 2024. The increase in tax expense for the current year is primarily attributable to the same factors that impacted the quarterly results.
5)Other expense
The Company recorded other expenses of $0.6 million in Q4 2025 compared to other income of $11.3 million in Q4 2024. The decrease is primarily due to a $14.2 million bargain purchase gain recognized on the acquisition of the Florida Canyon Mine, partially offset by transaction and integration costs of $3.9 million in the comparative period.
In 2025, other expenses totaled $4.1 million, compared to other income of $11.6 million in 2024. This decrease is largely due to the same reasons as discussed above, combined with $2.2 million in transaction and integration costs and $1.0 million in non-deductible tax charges incurred in the current period.
6)Interest and finance expense
The Company recognized interest and finance expense of $1.7 million in Q4 2025, an increase of $0.4 million compared to the $1.2 million expenses incurred in Q4 2024. In 2025 interest and finance expenses totaled of $7.1 million, an increase of $3.7 million compared to the $3.4 million incurred in 2024.
In both the quarterly and year-to-date periods, the increases were primarily driven by increased reclamation accretion and lease interest expenses, resulting from leases and accretion reclamation obligations acquired from the Florida Canyon Mine.
7)Exploration and project expenses
The Company recognized exploration and project expense of $6.0 million in Q4 2025, an increase of $3.3 million compared to the $2.7 million expenses incurred in Q4 2024. 2025 saw exploration and project expenses of $17.2 million, an increase of $3.1 million compared to the $14.2 million incurred in 2024.
For both the quarterly and year-to-date periods, exploration and project expenses were primarily attributable to technical professional and consulting fees, including engineering and permitting services, incurred at the DeLamar Project and to a lesser extent the Nevada North Project to advance permitting and engineering. A lesser portion is attributable to care and maintenance activities at the Delamar Project.
8)General and administrative ("G&A") expenses
In Q4 2025 G&A expenses amounted to $2.3 million, an increase of $1.7 million compared to the $0.7 million recorded in Q4 2024. YE G&A expenses totaled $9.8 million, an increase of $2.9 million from the $6.9 million recorded in the comparable 2024 period. G&A excluding depreciation and share-based compensation for 2025 was $7.1 million, compared to $4.5 million in the prior year.
In both the quarterly and year-to-date periods, the increase was primarily driven by increased audit, tax and legal professional fees, and higher compensation, including non-cash share-based compensation.
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q4 2025 totaled $4.7 million, a decrease of $2.7 million compared to the $7.3 million generated in Q4 2024. The primary driver of this decrease is related to a $24.9 million increase in cash used for working capital, largely driven by inventory buildups plus $3.0 million of income taxes paid in Q4 2025 with no amounts in the comparative period. These outflows exceeded the increased cash flow from improved mine operating earnings that benefited from higher metal prices.
Cash flows generated by operations for the year totaled $72.3 million, a $82.3 million increase compared to $10.1 million cash utilized in the comparable 2024 period, due to 2025 being the first full year of operations since the Florida Canyon Mine acquisition.
2)Investing activities
In Q4 2025, $14.8 million in cash was used for investing activities, which is $34.1 million less than the cash inflow of $19.3 million recorded in Q4 2024. The primary factors behind this decline included the absence of cash gained from the Florida Canyon Acquisition, which brought in $21.7 million in Q4 2024, and a $12.4 million increase in expenditures for mineral property, plant, and equipment, as spending covered the entire quarter in the current period rather than just 53 days as it did in Q4 2024.

INTEGRA RESOURCES CORP.	14

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Cash used in investing activities for the year totaled $46.2 million, marking a reduction of $74.2 million relative to the $28.0 million generated in the corresponding period of 2024. This change was mainly attributable to a $43.8 million rise in expenditures for mineral properties, plant and equipment, which reflected a full year of operations. Additionally, $21.7 million in cash was obtained through the acquisition of Florida Canyon, and $9.8 million in proceeds were realized from selling net smelter royalties to Wheaton.
3)Financing activities
During the fourth quarter of 2025, financing activities resulted in a cash outflow of $8.0 million, whereas the same period in 2024 saw cash inflows totaling $16.4 million. This is mainly attributed to a $13.9 million variance in share proceeds that largely resulted from an equity financing completed at the time of the Florida Canyon Acquisition, as well as $5.0 million drawn from the convertible debt facility, both occurring in Q4 2024. Furthermore, the current quarter experienced lease payments that were $3.3 million higher, primarily due to new lease agreements initiated in 2025, along with a $2.9 million increase in interest payments made in connection with the conversion of the convertible debt facility.
Cash used in financing activities for the year amounted to $15.7 million, contrasting with $25.5 million generated in 2024. This fluctuation is largely due from a $23.4 million difference in share proceeds, which can be traced back to equity financings completed during 2024, alongside a $5.0 million advance from the convertible debt facility. Additionally, in 2025, lease payments increased by $9.6 million due to the initiation of new lease contracts and a full year of operational lease expenses. And, interest accrued on the convertible debt facility in 2024 began to be settled in 2025, resulting in a $4.1 million rise in interest payments throughout the year.

9. Liquidity and Capital Position

Liquidity and Capital Measures	Dec 31, 2025	Dec 31, 2024	Change
Cash and cash equivalents	$63,086	$52,190	$10,896
Working capital (1)	$92,907	$64,403	$28,504
(1)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
Liquidity and Capital Resources
On December 22, 2025, Beedie Investment Ltd. converted the outstanding principal of $15 million under its secured convertible debt facility (the "Convertible Facility") into 12,295,081 common shares at a conversion price of $1.22 per share. Consequently, the Company derecognized the Convertible Facility, including the derivative liability recorded separately for the conversion feature. Before this conversion took place, the Convertible Facility was set to mature on July 31, 2027 and permitted conversion into common shares at $1.22 per share at the Lender’s discretion any time before maturity.
For the year ended December 31, 2025, the Company’s working capital rose by $28.5 million. This improvement was largely attributable to a $14.1 million reduction in debt and a $2.6 million decrease in derivative liabilities as a result of the Convertible Facility conversion, along with a $10.9 million increase in cash generated by robust operational performance.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.

INTEGRA RESOURCES CORP.	15

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Commitments and contractual obligations
In the normal course of business, the Company enters into contracts that give rise to commitments which are described in Note 8(e)(ii) of the 2025 Annual Financial Statements. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments on an undiscounted basis:

	Payments due by period 2025
	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$24,073	$-	$-	$-	$24,073
Tax liabilities	3,813	-	-	-	3,813
Lease liabilities	12,826	20,511	6,519	-	39,856
Reclamation and closure provision(1)	1,344	14,554	2,488	78,589	96,975
	$42,056	$35,065	$9,007	$78,589	$164,717
(1)Represents undiscounted uninflated future payments for the expected Florida Canyon's cost of mine reclamation and closure, and DeLamar's water treatment costs.
Outstanding Share and Option Amounts
As at December 31, 2025, the Company had approximately 3.2 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of $0.76 to $8.59 and a weighted average life of 3.26 years. Approximately 1.4 million of the stock options were vested and exercisable at December 31, 2025, with an average weighted exercise price of $1.90 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 24, 2026
Common Shares	202,158,810
Options(1)	2,931,933
Restricted Share Units	1,263,096
Deferred Share Units	888,533
Warrants	6,262,201
213,504,573
(1)2,918,944 options are exercisable for one share and 278,298 options are exercisable for 0.0467 shares of the Company, respectively.

INTEGRA RESOURCES CORP.	16

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

10. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently. Annual and quarterly results in 2024 reflect financial and operational results after the Florida Canyon acquisition completed on November 8, 2024.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Gold revenue	$54,637	$30,080	$241,886	$30,080
Gold ounces sold during the period	12,920	11,382	70,919	11,382
Average realized gold price (per oz sold)	$4,229	$2,643	$3,411	$2,643
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments at the Company's Florida Canyon mine for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Payments for mineral properties, plant and equipment	$14,569	$2,301	$46,455	$2,301
Payments for equipment leases	5,238	2,238	11,506	2,238
Total capital expenditures	19,807	4,539	57,961	4,539
Less: Non-sustaining capital expenditures	(2,943)	—	(5,516)	—
Sustaining capital expenditures	$16,864	$4,539	$52,445	$4,539
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Operating cash flow	$4,660	$7,317	$72,254	$(10,094)
Less: sustaining capital expenditures	(16,864)	(2,301)	(52,445)	(2,301)
Free cash flow	$(12,204)	$5,016	$19,809	$(12,395)
Free cash flow per share (basic)	$(0.07)	$0.04	$0.12	$(0.13)
Weighted average shares outstanding (basic)	170,654	135,490	169,329	96,471

INTEGRA RESOURCES CORP.	17

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Revenue	$55,151	$30,350	$243,926	$30,350
Mine operating earnings	25,269	5,374	94,547	5,374
Operating margin	46%	18%	39%	18%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Operating cash flow	$4,660	$7,317	$72,254	$(10,094)
Change in working capital	16,217	(8,720)	(1,041)	(7,387)
Operating cash flow before change in working capital	$20,877	$(1,403)	$71,213	$(17,481)
Operating cash flow per share (basic)	$0.03	$0.05	$0.43	$(0.10)
Operating cash flow before change in working capital per share (basic)	$0.12	$(0.01)	$0.42	$(0.18)
Weighted average shares outstanding (basic)	170,654	135,490	169,329	96,471

INTEGRA RESOURCES CORP.	18

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Cash costs and AISC
Cash costs are a non-GAAP financial metric which includes production costs, and royalties and excise taxes. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Production costs	$23,289	$21,411	$119,520	$21,411
Royalties and excise taxes	3,367	1,706	15,740	1,706
Fair value adjustment to production costs on sale of acquired inventories (1)	163	(3,646)	4,133	(3,646)
Less: Silver revenue	(514)	(271)	(2,040)	(271)
Total cash costs	26,305	19,200	137,353	19,200
Reclamation accretion expense	384	191	1,212	191
Sustaining capital expenditures(2)	16,864	4,539	52,445	4,539
Mine-site AISC	$43,553	$23,930	$191,010	$23,930
General and administrative expenses	1,661	—	7,090	—
Share-based compensation	499	—	1,970	—
Total AISC	$45,713	$23,930	$200,070	$23,930
Gold ounces sold (oz)	12,920	11,382	70,919	11,382
Cash costs (per Au sold)	$2,036	$1,687	$1,937	$1,687
Mine-site AISC (per Au sold)	$3,371	$2,102	$2,693	$2,102
AISC (per Au sold)	$3,538	$2,102	$2,821	$2,102
(1)This amount reflects a non-cash adjustment to production costs from the sale of inventory that was recorded at fair value as part of the Florida Canyon Mine acquisition.
(2)Recast 2024 amounts to include $2.2 million in leases payments previously included in the calculation of cash costs.

INTEGRA RESOURCES CORP.	19

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Net (loss) earnings	$(5,678)	$9,543	$(2,243)	$(9,501)
Increase (decrease) due to:
Transaction and integration costs	53	2,780	2,198	3,862
Fair value adjustment to production costs on sale of acquired inventories (1)	(163)	3,646	(4,133)	3,646
Gain on bargain purchase of Florida Canyon Gold Inc.	—	(14,181)	—	(14,181)
Unrealized (gains) losses on derivatives	(21,568)	1,461	326	1,044
Realized loss on debt facility conversion	38,361	—	38,361	—
Mineral properties, plant and equipment losses	(27)	—	239	(109)
Current tax effect from adjusting items	(7)	—	65	—
Deferred tax expense (recovery)	3,804	(910)	12,506	(910)
Adjusted earnings (loss)	$14,775	$2,339	$47,319	(16,149)
Weighted average shares outstanding (in 000's) Basic	170,654	135,490	169,329	96,471
Adjusted basic earnings (loss) per share	$0.09	$0.02	$0.28	$(0.17)
(1)This non-cash adjustment to production costs for the years ended December 31, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

11. Annual and Quarterly Results
The following table sets out selected annual financial results for the three most recently completed financial years of the Company:

	2025	2024	2023
Revenue	$243,926	$30,350	$-
Loss for the period	$(2,243)	$(9,501)	$(22,764)
Loss per common share - basic	$(0.01)	$(0.10)	$(0.16)
Loss per common share - diluted	$(0.01)	$(0.10)	$(0.16)
Adjusted earnings (loss)(2)	$47,319	$(16,149)	$(22,764)
Adjusted earnings (loss) per share(2)	$0.28	$(0.17)	$(0.16)
Total assets	$311,224	$237,084	$368,977
Non-current financial liabilities(1)	$63,981	$52,912	$90,144
(1)Non-current financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities.
(2)Further information on these non-GAAP financial measures, including detailed reconciliations, is included in Section 10 of this MD&A.

INTEGRA RESOURCES CORP.	20

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Company's acquisition of the Florida Canyon Mine in Q4 2024.

	Quarter Ended
	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Revenue	$55,151	$70,678	$61,072	$57,025
Mine operating earnings	$25,269	$28,584	$25,210	$15,484
(Loss) earnings for the period	$(5,678)	$(8,190)	$10,642	$983
(Loss) earnings per common share - basic	$(0.03)	$(0.05)	$0.06	$0.01
(Loss) earnings per common share - diluted	$(0.03)	$(0.05)	$0.06	$0.01
Adjusted earnings(1)	$14,775	$16,266	$11,772	$4,434
Adjusted earnings per share(1)	$0.09	$0.10	$0.07	$0.03

	Quarter Ended
	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenue	$30,350	$-	$-	$-
Mine operating earnings	$5,374	$-	$-	$-
Earnings (loss) for the period	$9,530	$(6,761)	$(6,776)	$(5,495)
Earnings (loss) per common share - basic	$0.13	$(0.08)	$(0.07)	$(0.08)
Earnings (loss) per common share - diluted	$0.13	$(0.08)	$(0.07)	$(0.08)
Adjusted earnings (loss)(1)	$2,339	$(6,857)	$(6,662)	$(6,039)
Adjusted earnings (loss) per share(1)	$0.02	$(0.08)	$(0.08)	$(0.08)
(1)Further information on these non-GAAP financial measures, including detailed reconciliations, is included in Section 10 of this MD&A.

12. Related Party Transactions
The Company's related parties include its subsidiaries, and key management personnel. Transactions with the Company's subsidiaries have been eliminated upon consolidation.
Compensation of key management personnel
Key management personnel compensation is summarized as follows:

	2025	2024
Short-term employee benefits(1)	$1,964	$1,447
Share-based compensation(2)	1,022	853
	$2,986	$2,300
(1)Includes annual salaries and short-term incentives.
(2)Includes annual stock option grants, DSUs, and RSUs.
During the year, the Company incurred $0.1 million in expenses with companies that shared a common director (2024 - $nil).
As at December 31, 2025, $0.7 million (2024 - $0.1 million) was due to related parties for payroll expenses, consulting fees, bonus accruals and other expenses.

13. Risks and Uncertainties
The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company’s exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.
Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, dated March 24, 2026 and available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

INTEGRA RESOURCES CORP.	21

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)

14. Material Accounting Policies, Standards and Judgements
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the reported amounts in the consolidated financial statements. These accounting estimates represent management estimates and judgments that are uncertain, and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments and assumptions using the most current information available. The significant judgments and estimates in the application of accounting policies are described in Note 5 of the 2025 Annual Financial Statements.
Readers should also refer to Note 3 of the 2025 Annual Financial Statements, for the Company’s summary of material accounting policies.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
IFRS 9 and 7 have been amended to provide additional guidance regarding the recognition of a financial liability settled through electronic transfer, and for the classification of certain financial assets. Further, the amendments introduce new disclosure requirements related to investments in equity instruments designated at FVOCI. The amendments are effective for financial statements beginning on January 1, 2026. The implementation of this amendment is not expected to have a material impact on the Company.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

15. Subsequent Events
Financing
On February 9, 2026, the Company completed a bought deal public offering of 18,121,600 common shares of the Company (the “Common Shares”) at a price of US$3.40 per Common Share for aggregate gross proceeds of $61.6 million. The Company intends to use the net proceeds to fund pre-production capital expenditures at the DeLamar Project, including procurement work, early works and land purchase.
Ranch Acquisition
On February 17, 2026, the Company completed the acquisition of a strategically located 6,600-acre ranch contiguous with DeLamar for a purchase price of $12.5 million. The Ranch Acquisition supports the Company’s strategy for de-risked and efficient Project advancement by consolidating land ownership surrounding key infrastructure at DeLamar, while concurrently securing significant permitting, environmental, operational, and community-alignment benefits.

16. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards.

INTEGRA RESOURCES CORP.	22

Management Discussion and Analysis
For the years ended December 31, 2025 and 2024 (All amounts are in USD with tabular amounts in thousands of USD)
The Company's internal control over financial reporting includes the following:
•Ensuring maintenance of records that accurately and fairly reflect the Company's transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are appropriately recorded to facilitate the preparation of consolidated financial statements in accordance with IFRS Accounting Standards.
•Ensuring that receipts and expenditures are made in accordance with authorizations of management and the Board of Directors; and
•Providing reasonable assurance that any unauthorized acquisition, use, or disposition of Company assets, which could have a material impact the Company's consolidated financial statements, is either prevented or promptly detected.
Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Integra’s Annual Financial Statements. The Company’s disclosure controls and procedures include processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures as of December 31, 2025. Based on that evaluation, management concluded that the Company’s internal control over financial reporting and disclosure controls and procedures was effective as at December 31, 2025. The effectiveness of the Company's internal control over financial reporting was based on the criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission.

INTEGRA RESOURCES CORP.	23